SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
                          ______________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                         (Amendment No. 3) 1

                        SelecTronics, Inc.
                         (Name of issuer)

             Common Stock, par value $0.01 per share
                  (Title of class of securities)

                            816314108
                          (CUSIP Number)

                         Martin S. Wagner
                        Assistant Secretary
                         Xerox Corporation
                        800 Long Ridge Road
                           P.O. Box 1600
                 Stamford, Connecticut 06904-1600
                          (203) 968-3000
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                           July 1, 1995

                          (Page 1 of 23)

     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








































                          (Page 2 of 23)

CUSIP No. 816314108
______________________________________________________________________
(1)  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS
     Xerox Corporation  I.R.S. Identification Number 16-0468020
______________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)    (a)  / /     (b)  /X/
______________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________
(4)  Source Of Funds (SEE INSTRUCTIONS)
     WC, OO
______________________________________________________________________
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
______________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
______________________________________________________________________
                    (7)  SOLE VOTING POWER
                         None
                         _____________________________________________
Number of Shares    (8)  SHARED VOTING POWER
Beneficially             32,458,651 Shares of Common Stock (See Item
Owned by Each            5 hereof)
Reporting                _____________________________________________
Person With         (9)  SOLE DISPOSITIVE POWER
                         None
                         _____________________________________________
                    (10) Shared Dispositive Power
                         32,458,651 Shares of Common Stock (See Item
                         5 hereof)
______________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,458,651 Shares of Common Stock (See Items 3 and 5 hereof)
______________________________________________________________________
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /
______________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 25.35% (See Item 5 hereof)
______________________________________________________________________
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
______________________________________________________________________












                          (Page 3 of 23)

                       INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Schedule 13D filed on November 29, 1989, as amended by Amendment Nos. 1 and 2 thereto filed on December 7, 1990 and June 8, 1994, respectively (as amended, 'Schedule 13D'), by Xerox Corporation, a New York corporation ('Xerox'), relating to the Common Stock, par value $.01 per share (the 'Common Stock'), of SelecTronics, Inc. ('SelecTronics'). This Amendment No. 3 is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, and Rule 13d-2 promulgated thereunder, in order to disclose the shared voting and dispositive power between Xerox and Horsley Bridge Partners, Inc., a Delaware corporation ('HBP'), with respect to the Common Stock beneficially owned by Xerox and the increase in the percentage of Common Stock beneficially owned by Xerox resulting from the issuance to Xerox by SelecTronics of additional warrants to purchase additional shares of Common Stock. All capitalized terms used but not defined herein have the meanings assigned to such terms in
Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of Schedule 13D is hereby amended in its entirety as follows:

     This statement is being filed by Xerox, whose principal executive offices are located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Xerox is a global company serving the worldwide document processing markets.

     Set forth below is the name of each director of Xerox, the present principal occupation of such director and the business address of such director:

Director's        Present Principal
   Name           Occupation                  Address

Paul A.           Chairman of the Board and   Xerox Corporation
Allaire           Chief Executive Officer,    800 Long Ridge Road
                  Chairman of the Executive   P. O. Box 1600
                  Committee of the Board      Stamford, CT  06904-1600

Robert A.         Chairman Emeritus of        The Prudential Insurance
Beck              the Board                      Company of America
                                              Corporate Office,
                                              Prudential Plaza
                                              Newark, NJ  07101

B. R.             Investor                    Suite 650-221
Inman                                         3300 Bee Cave Road
                                              Austin, TX  78747
                                              (mailing address)

Vernon E.         Partner                     Akin, Gump, Strauss, Hauer
Jordan, Jr.                                      & Feld, LLP
                                              1333 New Hampshire Ave,
                                                 N.W., Suite 400
                                              Washington, D.C.  20036

                          (Page 4 of 23)

Yotaro            Chairman and Chief          Fuji Xerox Co., Ltd.
Kobayashi         Executive Officer           3-5 Akasaka 3-chome
                                              Minato-ku, Tokyo 107,
                                              Japan

Hilmar            Spokesman of the Board      Deutsche Bank AG
Kopper            of Managing Directors       Taunusanlage 12
                                              60262 Frankfurt, Germany

Ralph S.          Chairman and Chief          Johnson & Johnson
Larsen            Executive Officer           One Johnson & Johnson
                                                 Plaza
                                              New Brunswick, NJ  08933

John D.           Principal                   JDM Investment Group
Macomber                                      2806 N Street, N.W.
                                              Washington, D.C.  20007

Nicholas J.       Investor                    15 West 53rd Street, 34F
Nicholas, Jr.                                 New York, NY  10019
                                              (mailing address)

John E.           President                   Procter & Gamble Company
Pepper, Jr.                                   One Procter & Gamble Plaza
                                              Cincinnati, OH  45202

Martha R.         Distinguished Visiting      Water Park Tower
Seger             Professor of Finance,       1501 Crystal Drive
                  Central Michigan University Arlington, VA  22202
                                              (mailing address)

Thomas C.         Partner, William Blair      Suite 3300
Theobald          Capital Management          222 West Adams Street
                                              Chicago, IL  60606-5312
                                              (mailing address)

     Each of the directors named above (other than Messrs. Yotaro
Kobayashi and Hilmar Kopper) is a United States citizen. Messr. Yotaro Kobayashi is a citizen of Japan, and Messr. Hilmar Kopper is a citizen of Germany.

     Set forth below is the name of each executive officer of Xerox and the title of such officer at Xerox:

Officer's Name           Title

Paul A. Allaire          Chairman of the Board and Chief Executive
                         Officer, Chairman of the Executive Committee
                         of the Board
A. Barry Rand            Executive Vice President
Barry D. Romeril         Executive Vice President and Chief Financial
                         Officer
Stuart B. Ross           Executive Vice President
Peter van Cuylenburg     Executive Vice President
William F. Buehler       Senior Vice President
Allan E. Dugan           Senior Vice President
Julius L. Marcus         Senior Vice President

                          (Page 5 of 23)
Mark B. Myers            Senior Vice President
David R. Myerscough      Senior Vice President
Richard S. Paul          Senior Vice President and General Counsel
Leonard Vickers          Senior Vice President
Patricia C. Barron       Vice President
Richard S. Barton        Vice President
John Seely Brown         Vice President
Charles E. Buchheit      Vice President
Ronald B. Campbell, Jr.  Vice President
David T. Erwin           Vice President
J. Michael Farren        Vice President
Eunice M. Filter         Vice President, Treasurer and Secretary
Phillip D. Fishbach      Vice President and Controller
Maurice F. Holmes        Vice President
Charles P. Holt          Vice President
James H. Lesko           Vice President
Roger E. Levien          Vice President
John A. Lopiano          Vice President
Patrick J. Martin        Vice President
Alan R. Monahan          Vice President
Hector J. Motroni        Vice President
Anne M. Mulcahy          Vice President
Colin J. O'Brien         Vice President
Russell Y. Okasako       Vice President
Carlos Pascual           Vice President
Wilbur I. Pittman        Vice President
Norman E. Rickard        Vice President
Ronald E. Rider          Vice President
Brian E. Stern           Vice President
Patricia M. Wallington   Vice President

     The organization in which the present principal occupation of each of the executive officers named above is conducted is Xerox, the principal executive offices of which are located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Each of the officers named above (other than Messrs. Barry D. Romeril, Peter van Cuylenburg, Leonard Vickers and Carlos Pascual) is a United States citizen. Messrs. Barry D. Romeril, Peter van Cuylenburg and Leonard Vickers are citizens of Great Britain, and Messr. Carlos Pascual is a citizen of Spain.

     During the past five years, neither Xerox nor, to its knowledge, any of its directors or executive officers named in this Item 2 has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of Schedule 13D is hereby supplemented by adding thereto the following:

     During the period from September 13, 1994 to April 19, 1995, Xerox advanced to SelecTronics a series of loans totaling $635,000 in the aggregate. Said loans were evidenced by the following demand promissory

                          (Page 6 of 23)
notes: $225,000 8% Promissory Note dated September 13, 1994; $100,000 8% Promissory Note dated January 26, 1995; $110,000 8% Promissory Note dated February 10, 1995; $150,000 8% Promissory Note dated March 23, 1995; and $50,000 8% Promissory Note dated April 19, 1995.

     In connection with such loans, SelecTronics issued to Xerox warrants to purchase an aggregate of 635,000 shares of Common Stock. The warrants are exercisable at any time in whole or from time to time in part at the prices set forth therein and expire on the fifth anniversary of the date of issue. For a description of the terms and provisions of the warrants, reference is hereby made to said warrants, copies of which are filed as Exhibits 7 through 11 hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of Schedule 13D is hereby supplemented by adding thereto the following:

     The acquisition of the warrants described in Item 3 above have been made for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Xerox beneficially owns an aggregate of 32,458,651 shares of Common Stock, of which 14,042,000 shares are represented by 1,404,200 shares of Convertible Preferred Stock, 1,665,000 shares by the Warrants (which term shall include the warrants described in Item 3 above) and 1,000,000 shares by the Option. Xerox owns the remaining 15,751,651 shares directly in the form of Common Stock. The 32,458,651 shares of Common Stock represent approximately 25.35% of the 128,023,377 shares of Common Stock outstanding as of a recent date. To Xerox' knowledge, none of its directors and executive officers named in Item 2 above beneficially owns any shares of Common Stock.

     (b) As stated in Item 6 below, pursuant to the HBP Management Agreement referred to therein, Xerox has granted to HBP power to vote or direct the vote of and to dispose or direct the disposition of Common Stock owned by Xerox and to be acquired by Xerox upon exercise of the Warrants or Options or upon conversion of the Convertible Preferred Stock. To Xerox' knowledge, none of its directors and executive officers named in Item 2 above has either sole or shared power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

     (c)  Except as otherwise described in this Amendment No. 3 and
Schedule 13D, neither Xerox nor, to its knowledge, any of its directors and executive officers named in Item 2 above has effected any transaction in shares of Common Stock during the past 60 days.

     (d)  None.

     (e)  Not applicable.



                          (Page 7 of 23)

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is hereby supplemented by adding thereto the following:

     Effective on July 1, 1995, Xerox and HBP entered into an Asset Management Agreement (the 'HBP Management Agreement'), pursuant to which Xerox appointed HBP to act as investment manager with respect to all securities issued by Kurzweil, including the Common Stock and the Warrants, which are owned by Xerox. Pursuant to the HBP Management Agreement, HBP has power to vote or direct the vote of and to dispose or direct the disposition of Common Stock owned by Xerox to be acquired by Xerox upon exercise of the Warrants or Options or upon conversion of the Convertible Preferred Stock. For a description of the terms and provisions of the HBP Management Agreement, reference is hereby made to the HBP Management Agreement, a copy of which is filed as Exhibit 12 hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of Schedule 13D is hereby supplemented by adding thereto the following:

EXHIBIT NO.  DESCRIPTION

   (7) Warrant to purchase 225,000 shares of Common Stock dated September 13, 1994 in favor of Xerox Corporation.

   (8) Warrant to purchase 100,000 shares of Common Stock dated January 26, 1995 in favor of Xerox Corporation.

   (9) Warrant to purchase 110,000 shares of Common Stock dated February 10, 1995 in favor of Xerox Corporation.

  (10) Warrant to purchase 150,000 shares of Common Stock dated March 23, 1995 in favor of Xerox Corporation.

  (11) Warrant to purchase 50,000 shares of Common Stock dated April 19, 1995 in favor of Xerox Corporation.

  (12) Asset Management Agreement dated as of July 1, 1995 between Xerox Corporation and Horsley Bridge Partners, Inc.















                          (Page 8 of 23)

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 1995                      XEROX CORPORATION

                                     By: /s/ Martin S. Wagner
                                        Assistant Secretary
















































                          (Page 9 of 23)